Exhibit 99.1

NEWS RELEASE

Endeavour Silver Production on Target in Second Quarter, 2008;
Produces 515,634 oz Silver, up 2% Over Q1, 2008;
Silver Production to Climb Substantially in Q3 and Q4, 2008

Production Now Ramping Up At Guanajuato Mines in Guanajuato, Mexico;
Guanajuato Silver Production Doubled in Second Quarter, 2008 and
Expected to Triple in Q3, 2008 Compared to Q1, 2008

Vancouver, Canada – July 9, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces that the Company’s silver production came in on target in the 2nd quarter, 2008, totalling 515,634 oz silver, up 2% over the 1st quarter, 2008.

Silver production in Q3 and Q4, 2008 is expected to climb substantially as the current capital programs of mine and plant upgrades near completion at Endeavour’s two operating silver mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

Production is now ramping up as planned at Guanajuato. Silver production doubled to 98,285 oz in Q2, 2008 and is forecast to triple to approximately 140,000 oz in Q3, 2008, compared to the 46,419 oz silver produced in Q1, 2008.  (See Guanajuato Project)

The recent ramp-up of silver production and mine output at Guanajuato can be attributed to the recent successful completion of Endeavour’s Phase 2 mine capital program (US$1.2 million invested in Q1 and Q2, 2008). Work was initiated in January, 2008 when the Company closed all three production shafts at the Cebada mine on the Veta Madre, and one production shaft at the Bolanitos mine on the Vetas La Luz, in order to carry out major safety upgrades, rehabilitation and repairs.   These shafts re-opened in June 2008 and now meet North American safety standards.  All shaft work was performed by Endeavour mine personnel under the guidance of shaft maintenance consultants.

From mid-January to mid-May during the shaft closures, the Guanajuato mine output averaged 125 tonnes per day or 25% of the plant capacity because production was only available from the Bolanitos and Golondrinas mine adits. Endeavour also rehabilitated several old levels at each mine to provide access for future production, completed 922 meters of underground development, repaired the cone crusher and conveyer belts at the Bolanitos plant, and completed 75% of the Phase 2 tailings project.

Endeavour expects that mine output at the Guanajuato Mines project will average close to 300 tpd, or 60% of plant capacity, in Q3 and Q4, 2008. A Phase 3 capital program of mine development will be carried out from July through December, 2008 in order to facilitate the next increase of mine output towards the plant capacity of 500 tpd in Q1, 2009.

Cash costs are now falling at Guanajuato with the ramp-up of silver production. The high cash cost of $24.38 per oz silver reported for Q1, 2008 was the result of Endeavour maintaining a full work-force at the mine and plant to carry out other rehabilitation work in addition to the Phase 2 capital mine and plant upgrade program during the period that mine output was substantially reduced. Cash costs in Q2, 2008 at Guanajuato are expected to drop to the $12 per oz range and the outlook is for a further reduction in cash costs in Q3 and Q4, 2008 due to the anticipated increase in silver production.

Silver production was down slightly to 417,511 oz at Guanacevi in Q2, 2008 as the mine and plant operations were impacted by the ongoing 2008 capital program (US$6.7 million invested in Q1 and Q2, 2008).  Both ore grades at the mine and silver recoveries at the plant were below target, although both started rising again in June.  (See Guanacevi Mines Project)

With 2,193 meters of underground mine development now completed in 2008, the Porvenir mine is expected to start producing from higher grade ore blocks once again in Q3 and Q4, 2008.  At the plant, capital projects scheduled for completion in Q3, 2008 that should positively impact silver production include the contact thickeners, new refinery furnaces, re-commissioning the Phase 1 flotation circuit     (80 tpd), and the oxygen system for the new leach tanks.  Other capital projects nearing completion at Guanacevi include the Phase 2 tailings facility, office building, warehouse, assay lab and mechanic shop.

The Guanacevi plant throughput averaged 736 tpd during the 1st half, 2008, and is expected to climb to 900 tpd in Q3 and Q4, 2008.  Cash costs are expected to come in around the US$8.50 per oz range in Q2, 2008 at Guanacevi, and the outlook is for a further reduction in cash costs in Q3 and Q4, 2008 due to the anticipated increase in silver production.

Bradford Cooke, Chairman and CEO, stated, “It is gratifying to see our initiatives to reduce cash costs at both mine operations, and the hard work of our dedicated employees on the many capital projects, starting to pay off with positive results.  Guanajuato is now taking a giant leap forward, as planned, in its mine output and silver production, and Guanacevi is also starting to step up its operating performance.  The next two quarters should be quite rewarding for shareholders.”

Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt, EXK: AMEX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.